UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number:    000-17791

TWIN MINING CORPORATION

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 8, 2007, Twin Mining Corporation issued a press release “Twin Mining Seeks Shareholder Approval for Share Consolidation and Name Change and Appoints New Director” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWIN MINING CORPORATION

By: /s/ Domenico Bertucci

Name: Domenico Bertucci

Title:   Chief Financial Officer

Date:  February 8, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

February 8, 2007

Twin Mining Seeks Shareholder Approval for Share Consolidation and Name Change and Appoints New Director

Toronto, Ontario - Twin Mining Corporation (TSX: TWG) announces that it intends to seek the approval of its shareholders to, among other things, consolidate its shares on the basis of one new common share for every fifteen old common shares and change its name from “Twin Mining Corporation” to "Atlanta Gold Inc." at the Annual and Special Meeting of its Shareholders scheduled to take place at 10:00 a.m. Toronto time on March 22, 2007, at the offices of Lang Michener LLP, BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7.

Completion of the share consolidation and the name change are each subject to shareholder approval and to the approval of the Toronto Stock Exchange. Subject to receipt of all required regulatory and other approvals, it is anticipated that the Company’s common shares will commence trading under the new name and on a consolidated basis on or about March 30, 2007.

As at December 31, 2006, the Company had an aggregate of 223,360,501 common shares issued and outstanding. After giving effect to the share consolidation, the Company will have an aggregate of 14,890,700 common shares issued and outstanding. Management believes that the share consolidation is necessary to establish a reasonable number of outstanding shares. A lower number of outstanding shares together with a higher market price of the shares should attract increased attention and involvement of the investing public, particularly institutional investors.

The proposed change in the name of the Company will better reflect its new strategic focus as it streamlines its non-core assets and focuses, through its wholly-owned subsidiary, Atlanta Gold Corporation, on the Atlanta Gold Project located near Atlanta, Idaho.

The Company also announces the appointment of Mr. Bill Baird to its Board of Directors. Mr. Baird, who was appointed Interim Chief Executive Officer of the Company in August 2006, brings over 20 years of senior experience with a number of mining and exploration companies including 10 years with Teck Cominco Limited.

For further information please contact:

Bill Baird

    Badshah Communications Group Ltd.

Interim CEO

    Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014                   Fax: (604) 408-7528

E-mail: info@twinmining.com

© 2007 Twin Mining Corporation

Please contact the Company to receive quarterly financial statements
Telephone: (416) 777-0013 or visit our website at www.twinmining.com for updates.